Filed by Empower Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Empower Ltd.

Commission File No.: 001-39599

PRESS RELEASE

1801 Russellville Road Bowling Green, Kentucky 42101 Holley.com

HOLLEY REPORTS FIRST QUARTER 2021

RESULTS; RAISES FULL YEAR TARGETS

BOWLING GREEN, KY – May 13, 2021 – Holley Intermediate Holdings, Inc. (“Holley”), the largest and fastest growing platform serving performance automotive enthusiasts, today announced financial results for its first quarter ended March 28, 2021.

First Quarter Highlights vs. Prior Year Period

•	Net Sales increased 49.6% to $160.3 million compared to $107.2 million in 2020

•	Gross Profit increased 51.6% to $65.7 million compared to $43.3 million on higher sales and margin improvement

•	Net Income declined from $4.9 million to a loss of $2.1 million, inclusive of a $17 million earn-out accrual due to strong acquisition performance

•	Adjusted EBITDA[1] increased 77% to $43.7 million compared to $24.7 million in 2020

2021 Outlook

•

Full Year 2021 Pro Forma Net Sales[1] now expected to be between $655 and $670 million, inclusive of the April acquisition of AEM Performance Electronics and the continuing strength of underlying sales performance

•	Full Year 2021 Pro Forma Adjusted EBITDA[1] now expected to be between $165 and $170 million

[1]	See “Use and Reconciliation of Non-GAAP Financial Measures” below.

Tom Tomlinson, Holley’s President and Chief Executive Officer, said, “Holley delivered another fantastic quarter of both organic and acquired growth. I want to thank all of our associates for their unwavering dedication to Holley and our enthusiast consumers. Our employees did an exemplary job of serving our consumers, enabling us to maintain the sales momentum we built in 2020. The success we achieved includes contributions from our newest team members at Detroit Speed, Simpson, and Drake, businesses we acquired in 2020. While sales in both our direct-to-consumer and reseller channels were higher, I’m particularly pleased with our organic direct-to-consumer sales growth of 44% in the first quarter. I’m optimistic about the opportunities we have to deliver enhanced capabilities and establish even stronger consumer relationships through this critical channel in the coming quarters.”

First Quarter 2021 Financial Results

Net sales increased 49.6% to $160.3 million in the first quarter of 2021, up from $107.2 million in the first quarter of 2020. Organic growth for comparable brands contributed $27 million of year-over-year net sales growth, representing slightly over one-half of the year-over-year increase. Included in our organic growth, direct-to-consumer sales grew from $13.6 million last year to $19.7 million this year, representing an increase of over 44% for the quarter. Electronic and exhaust products drove the majority of the organic growth in the quarter. Non-comparable sales associated with acquisitions completed in 2020 contributed the remaining $26 million of net sales growth in the quarter.

Cost of goods sold increased $30.8 million, or 48.3%, to $94.7 million, as compared to $63.8 million for the first quarter of 2020 and is primarily attributable to an increase in product sales. Gross profit increased $22.3 million to $65.7 million, or 51.6%, for the first quarter of 2021, representing an improvement in gross margin of 53bps compared to the prior year period. The improvement in gross margin is primarily due to expense leverage from higher sales volume.

Selling, general and administrative costs for the quarter increased $8.8 million to $24.0 million, representing an increase of 58.0% when compared to $15.2 million in 2020. Acquisitions completed in 2020 drove $3.7 million of the increase in the quarter. Additional cost drivers include a $1.7 million increase due to items associated with our previously announced SPAC transaction and a $1.6 million increase in shipping costs related to higher sales.

Operating expenses also increased as a consequence of a contingent earn-out liability related to the strong performance of our 2020 acquisitions. Based on first quarter results and our expectation of continued outperformance in 2021 by one of the acquisitions, we recorded an accrual adjustment of $17.2 million in the first quarter to adjust a contingent earn-out liability to its maximum potential payment. The final amount owed will not be determined until our fourth quarter, however any anticipated earn-out payment will still be accretive to Holley as the corresponding earnings growth is calculated to offset any dilution associated with the increase in final consideration.

Net income for the first quarter 2021 reflects the year-over-year gross profit growth of $22.3 more than offset by operating expense growth of $27.2 million. The largest driver of the increase in operating expense is the $17.2 million accrual adjustment for the contingent earn-out liability. Net income declined from $4.9 million in the first quarter of 2020 to a loss of $2.1 million in the first quarter of 2021.

Adjusted EBITDA grew from $24.7 million in the first quarter last year to $43.7 million in the first quarter of 2021, representing 77% year-over-year growth. Reconciliation to GAAP Net Income is included in the “Use and Reconciliation of Non-GAAP Financial Measures” table below.

Significant Event Subsequent to Quarter End

On April 14, 2021, Holley acquired the assets of AEM Performance Electronics for $52 million. This acquisition is expected to contribute $26 million of pro forma net sales in 2021, $7.4 million of which was pre-acquisition this fiscal year.

Fiscal 2021 Full Year Outlook

Our full-year pro forma net sales and pro forma adjusted EBITDA targets, previously communicated in investor materials associated with the impending SPAC transaction, have now been increased to reflect the acquisition of AEM Performance Electronics (April 2021) and the continuing strength in our underlying sales performance. We now expect full-year pro forma net sales in the range of $655 to $670 million compared to the $624 million previously communicated. We expect pro forma adjusted EBITDA in the range of $165 to $170 million, up from our original $159 million target. Additional information is included in the “Use and Reconciliation of Non-GAAP Financial Measures” table below.

Special Purpose Acquisition Company Transaction

During the first quarter of 2021, Holley entered into an agreement to become a public company through a business combination with Empower Ltd. (NYSE: EMPW, EMPW-UN, EMPW-WT), a publicly traded special purpose acquisition company. Holley’s majority shareholder is Sentinel Capital Partners, L.L.C., one of the nation’s leading midmarket private equity firms. The proposed transaction is expected to close during the second quarter of 2021.

About Holley

Holley is a leading designer, marketer, and manufacturer of high-performance products for car and truck enthusiasts. Holley offers the largest portfolio of iconic brands that deliver innovation and inspiration to a large and diverse community of millions of avid automotive enthusiasts who are passionate about the performance and personalization of their classic and modern cars. Holley has disrupted the performance category by putting the enthusiast consumer first, developing innovative new products, and building a robust M&A process that has added meaningful scale and diversity to its platform. For more information on Holley, visit https://www.holley.com.

About Empower, Ltd.

Empower is a blank check company formed by MidOcean Partners whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Empower’s management team is led by Mr. Rubel, its Chief Executive Officer and Executive Chairman of its Board of Directors, and Mr. Clempson, Empower’s President. Empower raised $250,000,000 in its initial public offering in October 2020 and is listed on the NYSE under the ticker symbols “EMPW”, “EMPW-UN” and “EMPW-WT”. For more information, visit https://www.empowermidocean.com.

About Sentinel Capital Partners

Sentinel specializes in buying and building lower midmarket businesses in the United States and Canada in partnership with management. Sentinel targets business services, consumer, healthcare services, and industrial businesses. Sentinel invests in management buyouts, recapitalizations, corporate divestitures, going-private transactions, and structured equity investments of established businesses with EBITDA of up to $80 million. Sentinel also invests in special situations, including balance sheet restructurings and operational turnarounds. For more information about Sentinel, visit www.sentinelpartners.com.

Forward-Looking Statements

Certain statements in this press release may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Empower’s or Holley’s future financial or operating performance. For example, projections of future revenue and adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “or” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Empower and its management, and Holley and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Empower, Holley, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Empower, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the NYSE’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Holley as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Holley or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Holley’s estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Empower’s Annual Report on Form 10-K for the year ended December 31, 2020 and other documents of Empower filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”), Empower’s Registration Statement on Form S-4 filed with the SEC on April 8, 2021 (the “Registration Statement”) and other documents of Empower filed, or to be filed, with the SEC. Although Empower and Holley believe the expectations reflected in the forward-looking statements are reasonable, nothing in this press release should be regarded as a representation by any person that the forward-looking statements or projections set forth herein will be achieved or that any of the contemplated results of such forward looking statements or projections will be achieved. There may be additional risks that Empower and Holley presently do not know or that Empower and Holley currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Empower nor Holley undertakes any duty to update these forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

Nothing herein constitutes an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Holley and Empower and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Empower’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Empower’s shareholders in connection with the proposed business combination is set forth in Empower’s preliminary proxy statement / prospectus filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed bustiness combination of Empower’s directors and officers in Empower’s filings with the SEC and the Registration Statement filed with the SEC by Empower, which includes the preliminary proxy statement / prospectus of Empower for the proposed business combination.

Investor Relations Contact:

Tom Filandro / Nitza McKee

ICR, Inc.

HolleyIR@icrinc.com

(646) 277-1200

[Financial Tables to Follow]

HOLLEY INTERMEDIATE HOLDINGS, INC. and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

(Unaudited)

	For the thirteen weeks ended
	March 28, 2021	March 29, 2020	Variance	% Variance
Net Sales	$160,332	$107,157	$53,175	49.6%
Cost of Goods Sold	94,653	63,824	30,829	48.3%

Gross Profit	65,679	43,333	22,346	51.6%
Operating Expenses	52,898	25,659	27,239	106.2%

Operating Income	12,781	17,674	(4,893)	-27.7%
Interest Expense	10,071	11,505	(1,434)	-12.5%

Income Before Income Taxes	2,710	6,169	(3,459)	-56.1%
Income Tax Expense (Benefit)	4,766	1,317	3,449	261.9%

Net Income (Loss)	(2,056)	4,852	(6,908)	-142.4%

Comprehensive Income:
Foreign Currency Translation Adj.	(16)	—	(16)	n/a

Total Comprehensive Net Income	(2,072)	4,852	(6,924)	-142.7%

HOLLEY INTERMEDIATE HOLDINGS, INC. and SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

(In thousands)

(Unaudited)

	As of	As of
	March 28,	December 31,
	2021	2020
Assets
Total Current Assets	$275,832	$257,980
Net Property, Plant & Equipment	44,581	43,729
Goodwill	359,099	359,099
Other Net Intangibles	401,186	404,522

Total Assets	1,080,698	1,065,330

Liabilities and Stockholder’s Equity
Total Current Liabilities	98,175	82,009
Long-term Debt, Net of Current Portion	650,123	649,458
Deferred Taxes	71,814	71,336
Other Noncurrent Liabilities	22,146	22,146

Total Liabilities	842,258	824,949
Common Stock	—	—
Additional Paid-In Capital	239,021	238,890
Accumulated Loss	(690)	(674)
Retained Earnings	109	2,165

Total Stockholder’s Equity	238,440	240,381

Total Liabilities and Stockholder’s Equity	1,080,698	1,065,330

HOLLEY INTERMEDIATE HOLDINGS, INC. and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	For the thirteen weeks ended
	March 28,	March 29,
	2021	2020
Operating Activities
Net Income	$(2,056)	$4,852
Adjustments to Reconcile Net Income to Net Cash	7,142	5,964
Changes in Operating Assets & Liabilities	13,870	6,764

Net Cash from Operating Activities	18,956	17,580
Investing Activities
Capital Expenditures	(3,104)	(1,283)
Financing Activities
Net Change and Principal Payments in Debt	(64)	27,500

Net Change in Cash & Cash Equivalents	$15,788	$43,797

Cash and Cash Equivalents
Beginning of Period	71,674	8,335

End of Period	$87,462	$52,132

HOLLEY INTERMEDIATE HOLDINGS, INC. and SUBSIDIARIES

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(In thousands)

(Unaudited)

	For the thirteen weeks ended
	March 28,	March 29,
Description	2021	2020
Net Income (Loss)	$(2,056)	$4,852
Adjustments:
Interest Expense	10,071	11,505
Income Taxes	4,766	1,317
Depreciation	2,252	2,025
Amortization	3,336	2,699

EBITDA	18,369	22,398
Acquisition Integration & Restructuring	18,833	1,414
Unusual or Nonrecurring Expenses	5,715	116
Related Party Acquisition and Management Fee Expenses	881	891
Other Expense	(133)	(159)

Adjusted EBITDA	43,665	24,660

		13 Weeks Ended
Description		March 28, 2021
Net Sales		160,332
Adjustments:
Sales from Acquisitions within 365 Days of Purchase (Non-Comparable to Prior Year)		(26,367)

Organic Sales (Comparable to Prior Year Period Net Sales)		133,965

	2021 Forecast	2021 Forecast
Description	Low Range	High Range
Net Sales	$647,600	$662,600
Pre-Acquisition Net Sales (AEM Performance Electronics)	7,400	7,400

Pro Forma Net Sales	655,000	670,000

Adjusted EBITDA	$163,400	$168,400
Pre-Acquisition Adjusted EBITDA (AEM Performance Electronics)	1,600	1,600

Pro Forma Adjusted EBITDA	165,000	170,000

A forecast for 2021 Adjusted EBITDA and Pro Forma Adjusted EBITDA is provided on a non-GAAP basis only because certain information necessary to calculate the most comparable GAAP measure is unavailable due to the uncertainty and inherent difficulty of predicting the occurrence and the future financial statement impact of certain items. Therefore, as a result of the uncertainty and variability of the nature and amount of future adjustments, which could be significant, the Company is unable to provide a reconciliation of these measures without unreasonable effort.

Additional Information

The proposed transactions will be submitted to shareholders of the Company for their consideration and approval at a special meeting of shareholders. In connection with the proposed transactions, the Company filed a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC on April 8, 2021, which included a preliminary proxy statement / prospectus in connection with the Company’s solicitation for proxies for the vote by the Company’s shareholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Holley’s shareholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, the Company will mail a definitive proxy statement / prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. Investors and security holders of the Company are advised to read the preliminary proxy statement, and any amendments thereto, and, when available, the definitive proxy statement in connection with the Company’s solicitation of proxies for its special meeting of shareholders to be held to approve the proposed transaction because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Shareholders may obtain copies of the proxy statement / prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to: Empower Ltd., c/o MidOcean Partners, 245 Park Avenue, 38th Floor, New York, NY 10167.

No Offer or Solicitation

Nothing herein constitutes an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

The Company and Holley and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of the Company’s shareholders in connection with the proposed business combination is set forth in the Company’s preliminary proxy statement / prospectus filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of the Company’s directors and officers in the Company’s filings with the SEC and the Registration Statement filed with the SEC by the Company, which includes the preliminary proxy statement / prospectus of the Company for the proposed transaction.

Forward-Looking Statements

Certain statements made herein may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the Company’s or Holley’s future financial or operating performance. For example, projections of future revenue and adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,”

“intend,” “will,” “estimate,” “anticipate,” “believe,” “would,” “plan,” “future,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, and Holley and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against the Company, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of the Company, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the NYSE’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Holley as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Holley or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Holley’s estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Registration Statement on Form S-4 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 8, 2021 and other documents of the Company filed, or to be filed, with the SEC. Although the Company believes the expectations reflected in the forward-looking statements are reasonable, nothing herein should be regarded as a representation by any person that the forward-looking statements or projections set forth herein will be achieved or that any of the contemplated results of such forward looking statements or projections will be achieved. There may be additional risks that the Company and Holley presently do not know or that the Company and Holley currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither the Company nor Holley undertakes any duty to update these forward-looking statements, except as otherwise required by law.